Exhibit 99.1

Company Announcement – No. 04 / 2020

Zealand Pharma convenes its Annual General Meeting 2020

Copenhagen, March 11, 2020 – Zealand Pharma A/S ("Zealand") convenes the Company’s ordinary Annual General Meeting to be held on

Thursday April 2, 2020 at 3.00 PM CET

at Zealand Pharma A/S, Sydmarken 11, DK-2860 Søborg, Denmark.

Agenda:

(1)	Management’s report on the Company's activities during the past financial year

(2)	Approval of the audited Annual Report 2019

(3)	Resolution on the cover of loss in accordance with the approved Annual Report 2019

(4)	Election of members to the Board of Directors

(5)	Election of the auditor

(6)	Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(7)	Proposal from the Board of Directors to approve the Company's Remuneration Policy

(8)	Proposal from the Board of Directors to approve the fees for the Board of Directors for the financial year 2020

(9)	Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of cash contribution and without pre-emption rights for the Company's existing shareholders

(10)	Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of contribution in kind and without pre-emption rights for the Company's existing shareholders

(11)	Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of cash contribution, by contribution in kind or by debt conversion and with pre-emption rights for the Company's existing shareholders

(12)	Proposal from the Board of Directors to approve a new authorization to the Board of Directors to issue warrants

(13)	Any other business

The Annual General Meeting will be held in English.

After the Annual General Meeting 2020, refreshments (coffee and cake) will be served, and there will be an opportunity to speak with members of Zealand’s Corporate Management team.

The notice to convene the Annual General Meeting as well as the registration and proxy forms are available on Zealand’s website via the following link:

www.zealandpharma.com/annual-general-meeting/

The notice to convene is enclosed in this announcement, and the following should be noted:

Agenda item no. 4: The board members elected by the General Meeting are elected on an annual basis.

All of the incumbent board members are standing for re-election and the Board of Directors proposes, in accordance with the recommendation from the Nomination Committee, re-election of all the members:

•	Alf Gunnar Martin Nicklasson
•	Kirsten Aarup Drejer
•	Alain Munoz
•	Jeffrey Berkowitz
•	Michael John Owen
•	Leonard Kruimer
•	Bernadette Mary Connaughton

For a description of the nominated candidates, see Appendix 1 to this notice.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Zealand convenes its Annual General Meeting 2020

Notice to convene the Annual General Meeting of Zealand Pharma A/S (CVR no. 20 04 50 78) (the "Company").

The Board of Directors of the Company hereby convenes the Annual General Meeting of the Company to be held on:

Thursday April 2, 2020 at 3.00 pm CET

at Zealand Pharma A/S, Sydmarken 11, DK-2860 Søborg, Denmark.

Agenda:

(1)	Management’s report on the Company's activities during the past financial year

(2)	Approval of the audited Annual Report 2019

(3)	Resolution on the cover of loss in accordance with the approved Annual Report 2019

(4)	Election of members to the Board of Directors

(5)	Election of the auditor

(6)	Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(7)	Proposal from the Board of Directors to approve the Company's Remuneration Policy

(8)	Proposal from the Board of Directors to approve the fees for the Board of Directors for the financial year 2020

(9)	Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of cash contribution and without pre-emption rights for the Company's existing shareholders

(10)	Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of contribution in kind and without pre-emption rights for the Company's existing shareholders

(11)	Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of cash contribution, by contribution in kind or by debt conversion and with pre-emption rights for the Company's existing shareholders

(12)	Proposal from the Board of Directors to approve a new authorization to the Board of Directors to issue warrants

(13)	Any other business

Complete proposals:

Re item (2):

The Board of Directors proposes that the Annual Report 2019 is approved.

Re item (3):

The Board of Directors proposes that the annual result, which is a loss of DKK 571,541,143 is carried forward to the following year.

Re item (4):

The board members elected by the General Meeting are elected on an annual basis.

All of the incumbent board members are standing for re-election and the Board of Directors proposes, in accordance with the recommendation from the Nomination Committee, re-election of all the members:

•	Alf Gunnar Martin Nicklasson
•	Kirsten Aarup Drejer
•	Alain Munoz
•	Jeffrey Berkowitz
•	Michael John Owen
•	Leonard Kruimer
•	Bernadette Mary Connaughton

For a description of the nominated candidates, see Appendix 1 to this notice.

Re item (5):

The Board of Directors proposes the election of ERNST & YOUNG Godkendt Revisionspartnerselskab, CVR no.: 30 70 02 28, to replace Deloitte Statsautoriseret Revisionspartnerselskab as the Company's auditor, in accordance with the recommendation of the Audit Committee. The Audit Committee has not been influenced by third parties and has not been subject to any agreement with third parties that limits the General Meeting to electing certain auditors or audit firms as auditor.

Re item (6):

The Board of Directors requests that the General Meeting authorizes the Company to acquire, during the period until the next Annual General Meeting, treasury shares directly and/or acquire American depositary shares, provided the acquisition, pursuant to Section 197 of the Danish Companies Act, can be financed by funds that could otherwise be distributed as ordinary dividends. The Company's aggregated acquisition of treasury shares and American depositary shares shall not exceed a total nominal value of 10% of the Company's share capital at any given time. The acquisition price for the treasury shares may not deviate by more than 10% from the quoted price for the Company’s shares on Nasdaq Copenhagen at the time of purchase, and the acquisition price for the American depositary shares may not deviate by more than 10% from the quoted price for the American depositary shares traded on NASDAQ Global Select Market in the United States at the time of purchase. The Company may surrender any acquired American depositary shares to the depositary enabling the Company to take delivery of the underlying shares.

Re item (7)

The Board of Directors proposes that the General Meeting approves a new Remuneration Policy for the Company.

The proposal for the new Remuneration Policy is subject to the new regulation from the implementation of the new Shareholders Rights Directive (Directive (EU) 2017/828 of 17 May 2017) in Section 139 of the Danish Companies Act.

The new Remuneration Policy has been prepared in accordance with the requirements in Section 139a of the Danish Companies Act and combines and continues the main terms of the Company's existing Remuneration Policy and Overall Guidelines for incentive pay to the Board of Directors and Executive Management. The Overall Guidelines for incentive pay to the Board of Directors and Executive Management will as a consequence of the new regulation automatically lapse upon approval of the new Remuneration Policy.

Compared to the Company's existing Remuneration Policy, the Board of Directors has proposed few amendments in the new Remuneration Policy, including:

(i)       New terms in regard to vesting and exercise period of share rights and/or warrants to members of the Executive Management.

(ii)      Lapse of old PSU plan and introduction of new RSU plan for members of the Executive Management ensuring contribution to and alignment with the long-term interests of the Company by linking the value of RSU's to the development in share price.

The new Remuneration Policy also contains additional descriptions in accordance with the new requirements of Section 139a of the Danish Companies Act, including, inter alia, explanations on the link between variable remuneration and the Company's long-term interests and the possibility for the Board of Directors to derogate from certain parts of the Remuneration Policy in exceptional circumstances when deemed necessary in order to serve the long-term interests of the Company.

The new Remuneration Policy is attached as Appendix 2 to this notice.

Re item (8)

The Board of Directors proposes that the General Meeting approves the fees for the Board of Directors for the financial year 2020:

•	Member base fee of DKK 400,000
•	Chairman fee of DKK 350,000
•	Vice-Chairman fee of DKK 100,000
•	Audit Committee member fee of DKK 50,000
•	Audit Committee chairman fee of DKK 150,000
•	Remuneration and Compensation Committee member fee of DKK 50,000.

The fees for the Board of Directors for the financial year 2020 are unchanged compared to 2019.

Re item (9)

The Board of Directors proposes that the General Meeting replaces the Board of Directors' authorization to increase the share capital of the Company pursuant to Section 7.1 of the Company's Articles of Association with the following new article 7.1:

"7.1 Bestyrelsen er i perioden indtil den 2. april 2025 bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital ved udstedelse af nye aktier med indtil nominelt DKK 9.013.665. Forhøjelsen af aktiekapitalen skal ske til markedskurs og skal gennemføres uden fortegningsret for Selskabets eksisterende aktionærer. Forhøjelsen skal

"During the period until 2 April 2025 the board of directors is authorized to increase at one or more times the Company's share capital by issuance of new shares by up to nominally DKK 9,013,665. The capital increase shall be effected at market price and shall be implemented without pre-emption rights for the Company's existing

ske ved kontant indbetaling."	shareholders. The capital increase must be implemented by way of cash contribution."

Re item (10)

The Board of Directors proposes that the General Meeting replaces the Board of Directors' authorization to increase the share capital of the Company pursuant to Section 7.2 of the Company's Articles of Association with the following new article 7.2:

"7.2 Bestyrelsen er i perioden indtil den 2. april 2025 bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital ved udstedelse af nye aktier med indtil nominelt DKK 3.605.466. Forhøjelsen af aktiekapitalen skal ske til markedskurs og skal gennemføres uden fortegningsret for Selskabets eksisterende aktionærer. Forhøjelsen skal ske ved apportindskud."

"During the period until 2 April 2025 the board of directors is authorized to increase at one or more times the Company's share capital by issuance of new shares by up to nominally DKK 3,605,466. The capital increase shall be effected at market price and shall be implemented without pre-emption rights for the Company's existing shareholders. The capital increase must be implemented by way of contribution in kind."

Re item (11)

The Board of Directors proposes that the General Meeting replaces Section 7.3 of the Company's Articles of Association with a new authorization to the Board of Directors to increase the share capital of the Company as reflected in the following new article 7.3:

"7.3 Bestyrelsen er i perioden indtil den 2. april 2025 bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital ved udstedelse af nye aktier med indtil nominelt DKK 18.027.330. Forhøjelsen af aktiekapitalen skal gennemføres med fortegningsret for Selskabets eksisterende aktionærer, og den kan ske til en favørkurs fastsat af bestyrelsen. Bestyrelsen kan bestemme, at forhøjelsen skal ske ved kontant indbetaling, apportindskud eller ved konvertering af gæld."	"During the period until 2 April 2025 the board of directors is authorized to increase at one or more times the Company's share capital by issuance of new shares by up to nominally DKK DKK 18,027,330. The capital increase shall be implemented with pre-emption rights for the Company's existing shareholders and the subscription price may be a favourable price fixed by the board of directors of the Company. The board of directors may decide to implement the capital increase by way of cash contribution, by contribution in kind or by debt conversion."

Re item (12)

The Board of Directors proposes that the General Meeting approves a new authorization to the Board of Directors to issue warrants in accordance with the following provisions to be inserted as new sections 8.8-8.10 in the Company's articles of association:

"8.8 Bestyrelsen er i perioden indtil den 2 april 2021 bemyndiget til ad en eller flere gange at udstede warrants med ret til at tegne op til nominelt DKK 821.544 aktier i Selskabet. Selskabets aktionærer skal ikke have fortegningsret ved bestyrelsens udnyttelse af denne bemyndigelse. De nærmere vilkår fastsættes af bestyrelsen. Bestyrelsen fastsætter selv udnyttelseskursen samt øvrige vilkår for warrants, dog således at udnyttelseskursen som minimum skal svare til markedskursen på tidspunktet for udstedelsen af warrants, medmindre disse udstedes til Selskabets medarbejdere.	"During the period until 2 April 2021 the board of directors is authorized to issue at one or more times warrants with a right to subscribe for shares up to an aggregate amount of nominally DKK 821,544 shares in the Company. The shareholders of the Company will not have pre-emptive subscription rights when the board of directors exercises this authorization. The specific terms and conditions in this respect are to be determined by the board of directors. The board of directors determines, at its own discretion, the exercise price as well as other terms and conditions for the warrants, always provided that the exercise price as a minimum corresponds to the market price at the time of issuance of the warrants, unless these are issued to the Company's employees.

Bestyrelsen kan efter de til enhver tid gældende regler i selskabsloven genanvende eller genudstede eventuelle bortfaldne ikke udnyttede warrants, forudsat at genanvendelsen eller genudstedelsen finder sted inden for de vilkår og tidsmæssige begrænsninger, der fremgår af denne bemyndigelse. Ved genanvendelse forstås adgangen for bestyrelsen til at lade en anden aftalepart indtræde i en allerede bestående aftale om warrants. Ved genudstedelse forstås bestyrelsens mulighed for inden for samme bemyndigelse at genudstede nye warrants, hvis allerede udstedte warrants er bortfaldet.	Pursuant to the provisions of the Danish Companies Act in force from time to time, the board of directors may reapply or reissue any lapsed non-exercised warrants, provided that such reapplication or reissue is made under the terms and conditions and within the time limits specified under this authority. Reapplication means the right of the board of directors to let another contractual party become a party to an already existing agreement on warrants. Re-issue means the possibility for the board of directors to re-issue new warrants under the same authorization if those already issued have lapsed.

Bestyrelsen er i perioden indtil den 2. april 2021 endvidere bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital med op til nominelt DKK 821.544 aktier ved kontant indbetaling i forbindelse med udnyttelse af warrants eller et sådant beløb som måtte følge af en eventuel regulering af antallet af warrants ved ændringer i Selskabets kapitalforhold. Selskabets aktionærer skal ikke have fortegningsret til aktier som udstedes ved udnyttelse af udstedte warrants.	During the period until 2 April 2021, the board of directors is also authorized to increase at one or more times the Company's share capital by up to nominally DKK 821,544 shares by cash payment in connection with the exercise of the warrants or such an amount caused by an adjustment (if any) in the number of warrants due to changes in the capital structure, without pre-emptive subscription rights for the shareholders of the Company to shares issued by exercise of the issued warrants.

8.9 Alle aktier, der tegnes ved udnyttelse af	The shares subscribed for by exercise of the

warrants udstedt i henhold til § 8.8, skal være omsætningspapirer og navneaktier og noteres i Selskabets ejerbog.	warrants issued pursuant to article 8.8 shall be negotiable instruments and issued in the holder's name and shall be registered in the Company's Register of Shareholders.

De nye aktier skal være ligestillet med den bestående aktiekapital. Ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist. De nye aktier skal give ret til udbytte og andre rettigheder i Selskabet fra det tidspunkt, som fastsættes af bestyrelsen i forhøjelsesbeslutningen.	The new shares shall have the same rights as the existing shares of the Company. No shareholder shall be obliged to have the shares redeemed fully or partly. The new shares shall give rights to dividends and other rights in the Company from the time which is determined by the board of directors in connection with the decision to increase the share capital.

8.10 Bestyrelsen er bemyndiget til at ændre nærværende vedtægter i tilfælde af udnyttelse af de givne bemyndigelser eller warrants."	The board of directors is authorized to amend these Articles of Association as a consequence of applying the authorizations granted or the exercise of warrants."

A revised version of the Articles of Association reflecting the proposed changes pursuant to items 9-12 is available at our corporate website.

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Language

The General Meeting is held in English without any translation into Danish.

Resolution requirements

The following requirements are applicable in order to pass the resolutions and must all be fulfilled in order for the proposals to be adopted:

The proposals set out in items 2-8 of the agenda must be adopted by a simple majority of votes. The adoption of the proposals under items 9-12 requires that the proposals are adopted by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the General Meeting.

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General share information

The share capital of the Company is nominally DKK 36,054,661. The nominal amount of each share is DKK 1. Each share of DKK 1 has one vote at the General Meeting.

The shareholders may exercise their financial rights through their own depositary banks.

Information on the Company’s website

Further information about the General Meeting will be available from 11 March, 2020 to 2 April, 2020 on the Company’s website, https://www.zealandpharma.com/annual-general-meeting/ including:

1) The total number of shares and voting rights in the Company on the date of the notice

2) The notice to convene, along with the agenda and the complete proposals

3) A proxy form

4) A postal vote form

5) A registration form to be used when ordering an admission card

6) The documents to be presented at the Annual General Meeting 2020, including the Annual Report 2019, draft new Remuneration Policy and draft new Articles of Association.

Publication of notice

This notice has been made public via the electronic system of the Danish Business Authority and on the Company's website. It has also been sent electronically to all shareholders who have registered their e-mail address with the Company.

Request for notice to convene by ordinary mail

Please note that shareholders need to notify the Company each year, via the shareholder portal, if they wish to receive the notice to convene for the AGM by ordinary mail instead of e-mail.

Questions

Shareholders may ask questions concerning the agenda and the other material relating to the General Meeting both before and during the General Meeting itself.

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In order to attend the General Meeting and vote, the following apply:

Date of registration

The shareholders' right to attend and vote at the General Meeting, or to vote by post, is determined based on the shares that the shareholders hold on the date of registration, which is March 26, 2020.

Only persons who are shareholders of the Company on the date of registration may attend and vote at the General Meeting; however, please see below regarding shareholders' requests for admission cards in due time.

Once the date of registration has passed, the shares held by each shareholder will be calculated. The calculation is based on the registration of shares in the register of shareholders as well as on notifications of ownership that were received by the Company before the date of registration passed for the purpose of registration in the register of shareholders, but which have not yet been registered in the register of shareholders.

Admission card

In order to attend the General Meeting, shareholders must order an admission card no later than March 30, 2020 at 9.00 am CET.

Admission cards can be ordered electronically directly from the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

Admission cards can also be ordered from Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark, by e-mail (gf@computershare.dk) or fax (+45 45 46 09 98).

Admission cards will be sent out electronically via e-mail to the e-mail address specified in the shareholder portal at the time of registration. The admission card must be presented at the Annual General Meeting either electronically on a smartphone/tablet or in a printed version.

Shareholders who have requested admission cards without specifying their e-mail address can collect the admission card at the entrance of the Annual General Meeting on presentation of ID.

Voting forms will be handed out at the entrance of the Annual General Meeting.

Proxy

Proxies may represent a shareholder at the General Meeting. In this case, Computershare A/S must receive a proxy form no later than March 30, 2020 at 9.00 am CET.

It is possible to submit a proxy electronically directly via the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

The proxy form can also be downloaded or printed from the Company’s website, http://zealandpharma.com/investors/shareholder-portal. and be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or e-mail (gf@computershare.dk).

Postal vote

Shareholders who cannot attend the General Meeting can vote by post, in other words vote in writing before the General Meeting is held. Computershare A/S must have received a postal vote no later than March 30, 2020 at 9.00 am CET.

It is possible to vote by post electronically on the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

A postal vote form is also available for downloading or printing from the Company’s website, http://zealandpharma.com/investors/shareholder-portal. Once completed, this may be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or e-mail (gf@computershare.dk).

A postal vote that has been sent is irrevocable.

Processing of personal data

The Company's Privacy Policy for Shareholders etc. explains how the Company processes personal data in connection with the General Meeting - the Policy is available at www.zealandpharma.com under "Investor > Annual General Meeting".

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Date: 11 March, 2020

Kind regards,

The Board of Directors of Zealand Pharma A/S